FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  April 5, 2005

NEWS RELEASE  March 4, 2005

Trading Symbol: AMM –TSX

www.almadenminerals.com

Drilling intersects High-grade Gold at the Elk Project, B.C.

In 2004 a diamond drill program was completed at the company’s wholly owned Elk Gold Deposit. The program consisted of 10,265 meters of NQ drilling in 44 holes. The Elk Gold deposit is located roughly two kilometres (km) south of Highway 97 and 45 km southeast of Merrit in the Okanagan area of Southern British Columbia. The mine is known for its very high gold grades and in the 1990’s; 51,750 ounces of gold were produced from 18,400 tons of quartz vein ore extracted from the B vein system in open pit and underground operations. A resource estimate carried out by Giroux Consultants in May 2004 based on data up to and including the 2003 drill program reported global resources as shown below.

Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7 g/t	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7 g/t	2,800	19.43	1,700	25,800	14.98	12,400
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
1.0 cut off	1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800

 Four mesothermal vein systems have been drilled in the Siwash area the B, WD, Bullion Creek and GCW Vein Zones. The resource only incorporates results from the B and WD vein zones where the vast majority of work has been carried out over the history of exploration at the Elk Deposit. The B zone with a strike length of 900m, was tested in the 2004 program to 400 meters down dip. Seven holes were drilled into the B zone to test a southwest shoot to depth and to fill in between existing 50 meter intercepts below the existing mine workings. Two holes drilled in 2004 (SND04400 and SND04403) are the deepest holes drilled to date on the B vein system. Both holes returned significant gold values (see table below), confirming continuity in the vertical dimension. The WD zone with a strike length of 710m has been tested to 450m down dip. The program extended the known perimeter of the WD zone 150 metres to the east and 100 meters downdip in 50 meter step-outs. The parallel GCW and Bullion Creek vein zones are relatively recent discoveries and have only been pierced by 16 and 6 drill holes respectively. The GCW zone with a strike length of 300m has been tested to 130m down dip and the Bullion Creek (BC) zone has been tested to a depth of 75 meters.

All completed holes intersected the projected zones. Two holes were abandoned due to poor ground conditions. Geological interpretation and re-assaying has been completed and a summary of composited drill results greater than 10 g/t-meters Au is listed below. True widths are calculated to a minimum width of 0.5 meters based on core to vein angles and weighted according to width and specific gravity.

Hole	Depth	Depth	Interval	True	Specific	Vein	Au	Ag	Au	Ag
Number	From (m)	To (m)	(m)	Width (m)	Gravity	Zone	g/t	g/t	oz/t	oz/t
SND04391	55.23	55.74	0.51	0.50	2.77	B	74.83	119.25	2.182	3.478
SND04390	55.05	55.65	0.60	0.60	2.73	B	43.40	90.68	1.266	2.645
SND04390	55.15	68.39	13.24	13.15	2.70	B	3.11	4.71	0.091	0.137
SND04390	43.00	68.39	25.39	24.01	2.70	B	1.76	2.58	0.051	0.075
SND04400	297.29	297.80	0.51	0.50	2.99	B	48.12	27.14	1.403	0.792
SND04403	337.80	338.34	0.54	0.50	2.79	B	20.26	9.64	0.591	0.281
SND04408	192.00	192.58	0.58	0.50	2.71	B	22.14	12.64	0.646	0.369
SND04374	50.10	53.61	3.51	3.42	2.72	Bb	8.51	32.79	0.248	0.956
SND04375	14.87	36.40	21.53	20.43	2.70	Bb	0.69	0.14	0.020	0.004
SND04390	67.39	68.41	1.02	1.00	2.70	C	13.73	6.89	0.401	0.201
SND04369	160.55	161.20	0.65	0.50	2.74	WD	24.75	44.22	0.722	1.290
SND04406	202.23	203.42	1.19	0.50	2.70	WD	22.81	32.61	0.665	0.951
SND04384	155.70	156.88	1.18	1.00	2.78	WDa	61.81	99.82	1.803	2.911
SND04386	198.50	199.21	0.71	0.50	2.67	WDa	21.62	26.05	0.631	0.760
SND04367	214.63	222.74	8.11	5.79	2.71	WD2	5.97	4.81	0.174	0.140
SND04367	214.59	215.34	0.75	0.60	2.72	WD2	20.51	14.55	0.598	0.424
SND04368	157.76	158.32	0.56	0.50	2.74	WD2	31.18	32.93	0.910	0.960
SND04372	233.00	235.60	2.60	2.22	2.86	WD2	4.80	7.56	0.140	0.220
SND04407	179.37	179.90	0.53	0.50	2.78	WD2	20.70	53.26	0.604	1.553
SND04366	176.05	193.20	17.15	11.27	2.70	WD2-3	2.39	1.85	0.070	0.054
SND04367	222.00	222.74	0.74	0.50	2.75	WD3	31.71	31.30	0.925	0.913
SND04367	217.33	222.83	5.50	4.60	2.71	WD3	5.94	4.15	0.173	0.121

 Note:

g/t signifies grams per tonne ; oz/t signifies ounces per ton

As reported previously, in 2001 a possible extension to the B and WD vein systems was found roughly two km along strike to the east, on the other side of an area of overburden cover and no outcrop, as part of a trenching program. Grab samples of the vein material taken at surface returned averaged analyses of 0.922 oz/ton (31.6 grams/tonne) gold and 3.04 oz/ton silver (104.4 grams/tonne). A 0.5 by 0.5 m panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton gold (21.8 grams/tonne) and 0.96 oz/ton (32.9 grams/tonne) silver. This discovery was extremely significant as it added about two kilometres of prospective, unexplored strike length to the high-grade vein system. No drilling has yet been carried out in this area.

The qualified person and supervisor for the 2004 exploration drill program is Wojtek Jakubowski, P. Geo. All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver.

A 2005 exploration program of drilling and other work is now in the planning stage.

ON BEHALF OF THE BOARD OF DIRECTORS

“J. Duane Poliquin, P. Eng.”

_______________________

J. Duane Poliquin, President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.